Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

June 20, 2013 > Issue 18

Arrivals

A joint merger communication for employees of the new American

Creating a premier global carrier

Town Hall Talk

On the heels of last week’s senior leadership announcement, the new team gathered in Dallas-Ft. Worth to meet with 2,000 American Airlines employees at the company’s headquarters and at the airport. The new executives – Doug Parker, Scott Kirby, Elise Eberwein, Bev Goulet, Robert Isom, Steve Johnson, Derek Kerr and Will Ris – discussed the integration process and answered questions from employees at three different Q&A sessions. Maya

Leibman was also on hand in Phoenix to address questions from her colleagues in the IT department.

Above all, employees were curious about when other leadership announcements will be made, how the new team will influence the culture of the combined company through communication, and of course, what the combined company’s non-rev travel program will look like. We’ll have details on all this and more in the coming weeks, so keep an eye out for additional news!

An American employee takes the stage during one of the question-and-answer sessions.

Doug Parker greets an

American employee.

Employees gather at American’s headquarters to hear Doug Parker and meet the rest of the senior leadership team.

Doug Parker hosts a town hall meeting at DFW.

Robert Isom addresses the crowd at DFW.

corporate.communications@usairways.com Send us your questions! corp.comm@aa.com

Uniform Survey Results Are In!

Many of you recently participated in a survey to share your opinions about new uniforms for Pilots, Flight Attendants, Airport Agents, Premium Service Team Members and Club representatives. We're thrilled that so many of you – almost 24,000! – shared your thoughts with us.

We heard many diverse opinions, but identified several common themes across all workgroups and companies. However, there were other elements – such as color – where there was not an overall preference. We understand that your new uniforms are important, so we'll continue to review our options with KAUFMANFRANCO before making decisions for those components. The graphic to the right highlights a few of the common themes.

We shared this feedback with KAUFMANFRANCO, and we're confident they'll use their expertise to create uniforms that look great, feel great and showcase the new American. We'll unveil the initial sketches in the coming months, so stay tuned to new Jetnet and Wings for the latest uniform news.

PARTICIPATION BY Airline

13,774	1,781	7,325	1,031
American Airlines	American Eagle	US Airways	US Airways Express



2 MOST IMPORTANT NEEDS ACROSS ALL WORKGROUPS
85%
OF PEOPLE SAID
Comfortable, with a good fit and ease of movement
High-quality, durable fabric
All Workgroups SUGGEST
Fitted or European cut pieces as an option, as well as options that fit all sizes.
Mix and match options that still ensure a consistent look.
Higher-quality ties and scarves
YOU ALSO TOLD US YOU WOULD LIKE
Customized pockets for tools and devices
Uniforms that are adaptable to changes in temperature and climate.
We also heard:
79%
prefer uniform fabric that stretches or has flexibility

Capitol-izing on Our Strengths



Doug with American Airlines and US Airways Flight Attendants and Pilots at the hearing.

Doug Parker and American's SVP and General Counsel Gary Kennedy paid another visit to the Senate this morning to expand on the benefits of our proposed deal. The hearing, before the Senate Subcommittee on Aviation Operations, Safety and Security, focused on the merger of American and US Airways. Doug and Gary were joined by more than 25 union representatives from both carriers. Here are a few choice words from their written testimonies.

"We will remain committed to extensive service to small- and medium-sized communities throughout our merged network and, where appropriate, we expect to increase such service and add destinations. The new American Airlines will therefore give passengers in small- and medium-sized communities better connecting options, and service to more places than ever before at more convenient times." – Doug Parker

"The enthusiasm among our work groups for this merger will be a powerful driving force behind the new American for years to come. Our customers also stand to benefit greatly. The new American expects to win more business from passengers here at home and across the globe, and winning that business will allow the company to invest in its people and its products, all with the goal of restoring American's position as one of the world's great airlines." – Gary Kennedy



BEST
OF THE
BEST
2013
U.S. VETERANS
MAGAZINE

Proud Patriots

American and US Airways share a focus on creating a friendly, welcoming environment for employees from all walks of life – and it's always nice to see our efforts acknowledged! This week our airlines were both named to U.S. Veterans Magazine's "2013 Best of the Best" list for being two of the most veteran-friendly companies in the Fortune 1000. We're proud to be able to support the men and women of our armed forces who have done so much to make this country great, and are thrilled to be recognized for our leadership in this important area.

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An Update from the Integration Team

June 2013

Fellow Employees:

In keeping with our commitment to keep you informed, here is an update on work being done to integrate our two airlines. As you know, the 29 Integration Planning Teams are developing plans for how to integrate following closing our commercial, customer-facing, operations and corporate and staff functions, and several cross-functional taskforces are working on specific objectives.

All of the teams are making strong, steady progress, and we are on track to close the merger in late August or early September. We expect it will take approximately two years to fully integrate our two companies, and for most people, very little will change on Day One of the merger closing.

Right now, teams are laser-focused on ensuring a seamless customer and people experience on Day One. Top priorities include:

> Cross Planning Team Customer Integration – We know many of you are concerned that the merger will create some confusion for our customers. To alleviate that concern, teams are focused on working across organizations to ensure that all change events are bundled in the most logical way: changes must be user friendly, easy to communicate, and paced not to overburden our customers and employees. The team will be working with all 29 Integration Planning Teams to inform and train employees to handle anything that comes their way – ensuring that we deliver on our promises to customers.

> Airport Co-Location – The Facilities, Airport Operations and International Airport Operations Planning Teams are hard at work identifying all of the airports where American and US Airways have a presence, examining resources, and creating plans to move station operations together in a way that makes sense for customers and employees. This is a huge undertaking, but we should have a solid plan in place shortly to identify which stations will be able to operate side-by-side soon after close, and which stations will follow suit in a staged and careful manner with the least disruption.

> Crisis Response – As the saying goes, “By failing to prepare, you are preparing to fail.” The Crisis Response Planning Team is hard at work aligning the crisis response plans at each airline with the intent to conduct a joint drill before merger closing with employees at both American and US Airways.

> Codeshare – Much work is going on to allow American and US Airways customers to combine flights on a single itinerary. All eyes are on implementing codeshare capabilities as soon as possible after merger closing. This is an important part of the merger and we have all hands on deck working to deliver – not only for customers, but to provide training for customer-facing employees so they can easily explain the options available.

> Single Operating Certificate (SOC) – Work has already begun for American and US Airways to achieve a SOC from the FAA, which basically means the government officially views the two merger partners as one entity. The Single Operating Certificate Planning team has already outlined the implementation process, highlighting the development, approval and execution of a Transition Plan. The Team is working to achieve SOC in less than two years after legal close.

> “People Day One” – You will hear a lot about “merger close” or “Merger Day One,” but for many it will also be a “People Day One” experience. Some of our union employees will earn different pay and benefits as soon as the merger closes. The HR Planning Team is focused on meeting those contractual obligations by ensuring our HR systems are ready to handle those changes. It’s important to note that for many, if not most employees, nothing will change on Day One – we will continue to run two separate operations. We will communicate extensively as we get closer to legal close those things that are changing, and those that are staying the same. Stay tuned . . .

Please watch for regular updates from us as the work of the IMO continues. We encourage you to read each weekly edition of our joint merger newsletter Arrivals, which you can find on Jetnet or Wings, to learn more about what’s happening across both airlines.

While our integration planning teams continue their work, the biggest priority for all of our employees is running both airlines safely while maintaining a tremendous focus on our customers. Our continuing thanks for your hard work and commitment.

Sincerely,

Robert Isom Bev Goulet

Send us your questions!

corp.comm@aa.com

Summer Means Vacation Time

The new American’s combined network offers a world of travel possibilities, and our reciprocal travel program makes it easy to plan a summer vacation. Here are some of the exciting summer destinations in our joint network.

Want to jet-set across the world? Check out one of our European destinations.

Helsinki, Finland: Soak up Helsinki’s summer sun – upwards of 19 hours per day at the end of June – at one of its many parks, or stroll along the seaside promenade and watch the sailboats at Kaivopuisto.

Lisbon, Portugal: Old-world charm meets modern amenities in this capital city. Travel by century-old trams with a bica (coffee) in hand to the beautiful dome of Estrela Basilica, the Romanesque Sé Cathedral and St. George’s Castle.

Jackson Hole, Wyoming

Outdoor enthusiasts, spend some time with Mother Nature.

Jackson Hole, Wyoming: After exploring Grand Teton National Park, saddle up at a historic dude ranch or grab a dance partner at the legendary Million Dollar Cowboy Bar.

Flagstaff, Arizona: A scenic drive to the Grand Canyon and Red Rocks of Sedona, camping, hiking and rock climbing are just a few activities to look forward to.

For a classic summer getaway, hit the beach!

Roatán, Honduras: Among white sand beaches, clear turquoise water and palm trees swaying in the salty breeze, you’ll marvel at multicolored fish, sponges, starfish, turtles and rays in the world’s second-largest barrier reef.

Portland, Maine: Picture-perfect sandy beaches, Maine lobster boats, rustic lighthouses and classic New England cottages welcome you to Maine, whose fitting slogan is “The Way Life Should Be.”

Portland, Maine

Helsinki, Finland

Flagstaff, Arizona

Roatán, Honduras

Lisbon, Portugal

American Airlines

— – US Airways

corporate.communications@usairways.com

Send us your questions!

corp.comm@aa.com

Legitimate Language

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Arrivals June 20, 2013 ISSUE 18

Past issues available on new Jetnet and Wings

Stay in the Know

We’ll continue sending you updates to keep you informed. In the meantime,

please visit:

New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com)

www.newAmericanarriving.com – a website dedicated to the new American Airlines

Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on

Facebook (AmericanAirlines and US Airways)

Questions: corp.comm@aa.com or corporate.communications@usairways.com

corporate.communications@usairways.com

Send us your questions!

corp.comm@aa.com